

Rodrigo Parra · 3rd

CTO at Echo Mind Ai | AI Architect | Mathematician

Chicago, Illinois, United States · Contact info

Echo Mind Ai

University of Michigan

Experience

Chief Technology Officer
Echo Mind Ai · Full-time
Jan 2022 - Present · 3 mos

Building, managing and validating AI-centric technologies at Echo Mind Ai to empower and democratize ultrasound technologies

Machine Learning Consultant
rodrigo-parra.com · Self-employed
May 2020 - Mar 2022 · 1 yr 11 mos
United States

I help companies that are getting started with machine learning.

...see more

Lead Data Scientist
dscout · Full-time
May 2019 - Mar 2020 · 11 mos
Greater Chicago Area

- Redefined ML pipelines, led refactoring of NLP capabilities
- Defined AI scopes around NLP, Vision and Analytics

Senior Data Scientist
Clearcover
Jul 2017 - May 2019 · 1 yr 11 mos
Greater Chicago Area

Data Science / Machine Learning
• Leading the Machine Learning research, development and deployment of company's segmentation engine AI

Quantitative Analyst and Big Data Consultant
Consultant
Nov 2015 - Jul 2017 · 1 yr 9 mos
Chicago, IL / Santiago, Chile / Lima, Peru

Client in the Retirement Financial Advisor sector
• Designed and developed (in R) back-end engine for an Efficient Frontier portfolio allocation

Show all 10 experiences →

Education

University of Michigan
Doctor of Philosophy (PhD), Mathematics
2007 - 2011

THESIS: Currents and Equidistribution in Holomorphic Dynamics

KTH Royal Institute of Technology
Licenciat, Matematik
2006 - 2007

Pontificia Universidad Católica de Chile
Master of Science (MS), Mathematics
2003 - 2006

Graduated with two votes of distinction

Show all 4 education →